UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October, 2008

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company

TR-1:

notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached :	Pearson plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisitio n or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to w hich voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation :	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.) :

Registered Holder:
BNY Norwich Union Nomine
es Limited

5,
381,497
*
BT Globenet Nominees Limited

8,648
*
Chase GA Group Nominees Limited

1
3,
700,550
*
Chase Nominees Limited

1,
3
98,955
*
CUIM Nominee Limited

3,
5
44,963
*

Vidacos Nominees Limited

56,553
*
* denotes
direct
 interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different) :	2 3 October 2008
6. Date on which issuer notified:	27 October 2008
7. Threshold(s) that is/are crossed or reached:	3 % to < 3% change at Direct Interest L evel
8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights [v] iii	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct [x]	Indirect xi	Direct	Indirect
Ordinary Shares GB0006776081	24, 441,498	24, 441,498	24, 091,166	24,091,166	Not disclosable	2.98%	Not disclosable

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

Total (A+B)
N umber of voting rights	% of voting rights
24, 091,166	2.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv :
The voting rights are managed and controlled by
 Aviva Investors Global Services Limited
,
 with the following chain of controlled undertakings
:-

Aviva Investors Global Services Limited
:
  Aviva plc (Parent Company)
  Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
  Aviva Investors Holdings Limited
   (wholly owned subsidiary of Aviva Group Holdings Limited)
  Aviva Investors Global Services
   Limited (wholly owned subsidiary of
  Aviva Investors Holdings
  Limited)

Proxy Voting:
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	Figures are based on a total number of voting rights of 80 9, 223,201 .
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 68 4420

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   27 October, 2008

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary